UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a – 16 or 15d – 16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 22, 2002

MADGE NETWORKS N.V.
(Translation of registrant’s name into English)

Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Page 1 of 9 Pages
Exhibit Index appears on page 4

MADGE NETWORKS N.V.

Item 1. Press Release

     Attached as Exhibit 1 to this Form 6-K is a copy of the Press Release issued by Madge Networks N.V. on May 22, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Madge Networks N.V.

By:	/s/ Martin Malina

Martin Malina Managing Director

Date: October 7, 2002

EXHIBIT INDEX

Exhibit	Page

Press Release	5

(MADGE LOGO)

Madge Networks N.V.
 Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands

Main: (+44) 1753 661 000
Fax: (+44) 1753 661 011

MADGE NETWORKS N.V. REPORTS
FIRST QUARTER 2002 RESULTS

     Amsterdam, The Netherlands (May 22, 2002) — Madge Networks N.V. (NASDAQ NM: MADGF), a global supplier of advanced networking product solutions, today announced results for its first fiscal quarter ended March 31, 2002.1

     Madge Networks revenues for the first quarter were US$10.0 million, compared to fourth quarter 2001 revenues of $12.1 million and first quarter 2001 revenues of $23.4 million. Net loss for the quarter was $(0.5) million, or $(0.01) per share, compared to a net income of $2.2 million, or $0.04 per share, for the previous quarter, which included an income tax benefit of $3.1 million and additional charges in relation to the discontinued operations of Madge.web of $1.0 million, and a net income of $2.4 million, or $0.04 per share, for the first quarter of 2001.

     “Despite encouraging signs early in the quarter our final revenue number and the resulting overall net loss were disappointing. The business environment continues to be challenging worldwide and we believe revenues were impacted by customers delaying buying decisions and by two of our major European distributors entering into insolvency proceedings. The effects of these were the decline of revenues in our European distribution and European OEM businesses. However, we have seen improvement in our U.S. activities during the first quarter” said Martin Malina, CEO, Madge Networks. “Continuing on a positive note, the decrease in revenue quarter on quarter was partly countered by improved margins and ongoing cost controls. We continue to make progress in rebalancing our balance sheet, concentrating on current assets such as inventories and accounts receivables and reducing our current liabilities.”

     “I am pleased to report good progress on our new product development. In two separate press releases issued today we announced details of our new wireless product family offering and wireless product strategy” continued Mr. Malina.

1 For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on the calendar month end, whereas, in fact, the Company operates on the basis of thirteen-week financial quarters.

     The Company ended the first quarter with $11.5 million in cash, of which $5.9 million was not restricted. The Company’s liquidity position during the first quarter was impacted by the decrease in revenues and an increase in the level of bad debts due to two major European distributors entering into insolvency proceedings. As part of a reorganization of the Company’s working capital finance the Company has signed an agreement with a new finance company to replace its current line of credit covering U.S. receivables. Progress continues to be made in mitigating the Company’s exposure to the Madge.web liabilities. Whilst exposure to these liabilities and the timing and amount of expected funding repayments could still materially impact liquidity, more of the uncertainty surrounding the financial outcome of the Madge.web administration continues to be removed.

ENDS

Conference Call

     Investors will have the opportunity to listen to management’s discussion of its first quarter 2002 results in a conference call to be held on Thursday, May 23, 2002 at 8:30 a.m. (Eastern Time) over the Internet. To listen to the live call please go to our web site, www.madge.com, at least fifteen minutes early to register, download, and install any necessary audio software. A replay of the conference call will be available on May 23, 2002 by dialing 800-633-8284 (858-812-6440 for international callers), reservation #20574191, or by visiting our web site.

About Madge Networks N.V.

     Madge Networks N.V. (NASDAQ NM: MADGF) is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. Madge Networks is pioneering next generation networking solutions, which enable the painless deployment of Wireless and also 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers’ investments in Token Ring. Madge Networks also has an associate company, Red-M™, a market leader in wireless networking solutions. Madge Networks’ main business centers are located in Wexham Springs, United Kingdom and New York. Information about Madge Networks’ complete range of products and services can be accessed at www.madge.com.

Private Securities Litigation Reform Act Statement

     Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., the risk that there will be a continuing downturn in the market for Token Ring products and in the economy generally, the probability that Madge will not be repaid the full funding that it provided to the administrators, the possibility that the Company’s exposure to Madge.web liabilities could still materially impact the Company’s liquidity and the impact on the financial position of Madge Networks resulting from these and other factors, including the new wireless product family generating sufficient revenue). Forward-looking statements in this press release include statements that refer to the fact that there is still exposure to the Madge.web liabilities and the timing and amount of expected funding repayments from the Administrators is uncertain, both of which factors could still materially impact liquidity and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge Networks’ recent SEC filings.

     Madge, the Madge logo, Madge.connect and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated or associated companies. Other trademarks appearing in this release are those of their respective owners.

Contact: Madge Networks, Wexham Springs, United Kingdom
Investor Relations
Rhonda Hainsworth, Investor Relations Manager
MADGE NETWORKS N.V.
UK tel: +44 1753 661 609 or US tel: +1 212 709 1007

Madge Networks N.V.

Condensed Consolidated Balance Sheets2
(Unaudited)
(In thousands)

	Mar. 31,	Dec. 31,
	2002	2001

Assets Current assets:
Cash, cash equivalents, and short-term investments[3]	$11,482	$14,958
Accounts receivable, net	3,567	3,719
Inventories	4,063	4,540
Prepaid expenses and other current assets	4,855	6,025
Current assets of discontinued operations	1,590	1,590

Total current assets	25,557	30,832
Property and equipment, net	6,615	7,425
Intangible assets, net	2,217	3,633
Investments of discontinued operations	2,000	2,000
Fixed assets of discontinued operations	2,208	2,208
Total assets	$38,597	$46,098

Liabilities and Shareholders’ Equity Current liabilities:
Accounts payable and accrued liabilities	$18,852	$23,358
Income taxes payable	4,997	5,001
Short-term borrowings	2,947	3,189
Short-term obligations	411	559
Current liabilities of discontinued operations	8,350	9,560

Total current liabilities	35,557	41,667
Long-term obligations	1,075	1,125
Long-term obligations of discontinued operations	10,167	10,304

Total liabilities	46,799	53,096
Shareholders’ deficit	(8,202)	(6,998)
Total liabilities and shareholders’ deficit	$38,597	$46,098

2 The condensed consolidated balance sheet includes our associate company, Red-M, accounted for under equity accounting principles. Madge.web is now accounted for as a discontinued operation.

3 Cash includes a balance of $5.6M at March 31, 2002 and $6.4M at December 31, 2001 that had restricted use.

Madge Networks N.V.

Condensed Consolidated Statements of Operations
(Unaudited)
(In thousands)

	Group Results [4]
	Three months ended
	March 31,

	2002	2001

Continuing Operations Net sales	$10,027	$23,364
Cost of sales	4,094	11,520

Gross profit	5,933	11,844
Operating expenses:
Sales & marketing	3,546	6,809
Research & development	635	2,835
General and administrative	1,934	1,211

Total operating expenses	6,115	10,855

Income (loss) from continuing operations	(182)	989
Net interest income (expense)	(291)	1,459

Income (loss) from continuing operations before tax and share of associate loss	(473)	2,448
Income tax provision (benefit)	39	72
Income (loss) from continuing operations before share of associate loss	(512)	2,376
Associate loss	—	--

Net income (loss) from continuing operations	$(512)	$2,376

Discontinued Operations Loss from discontinued operations	—	—
Total net income (loss) from operations	$(512)	$2,376

Net income (loss) per share from continuing operations Basic and diluted	$(0.01)	$0.04
Net loss per share from discontinued operations Basic and diluted	—	—
Total net income (loss) per share Basic and diluted	$(0.01)	$0.04
Weighted Average Shares Outstanding Basic and diluted	54,039	53,962

4 The group results include our associate company, Red-M, accounted for under equity accounting principles. Madge.web is now accounted for as a discontinued operation.